Exhibit 3.14

G&D, LLC

OPERATING AGREEMENT

This Operating Agreement (this “Agreement”) of G&D, LLC, a Colorado limited liability company (the “Company”), is made and entered as of July 2, 2008, by and among the Members who are signatories to this Agreement (the “Members”).

In consideration of mutual covenants and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Name. The name of the Company is G&D, LLC.

2. Purposes and Powers. The Company is organized for engaging in any lawful act or activity for which a limited liability company may be organized under the laws of the State of Colorado. The Company shall have (i) the power to make and perform all contracts and to engage in all activities and transactions necessary or advisable to carry out the purposes of the Company, and (ii) all other powers available to it as a limited liability company under the laws of the State of Colorado.

3. Term. The Company shall commence upon the filing of the Company’s Articles of Organization with the Secretary of State in the State of Colorado and shall continue until the distribution of one hundred percent (100%) of the assets of the Company to the Members.

4. Managing Member. Accellent LLC is hereby designated as the initial Managing Member (the “Managing Member”). In the event additional persons or entities are admitted as Members of the Company, those Members holding more than a majority in interest in the Company may remove the Managing Member and designate one or more additional Managing Members or Managers at any time.

5. Capital Contributions. Each Member shall contribute capital, in cash, services or by a promissory note payable to the Company (“Capital Contributions”), in such amounts and at such times as requested by the Managing Member upon 10 days advance notice to satisfy the Company’s operating needs.

6. Allocations. All income, gains and losses will be allocated to the accounts of the Members pro rata in proportion to their respective Capital Contributions.

7. Liquidation. Each Member will receive distributions if, upon winding up of the Company, the assets or proceeds available exceed the amount required for the payment and discharge of all of the Company’s debts and liabilities. Such liquidation distributions shall be made to the Members pro rata in proportion to their respective Capital Contributions. The Members have no right to demand or receive property other than cash from the Company in return for their Capital Contributions.

8. Management. The management, operation and policies of the Company are vested exclusively in the Managing Member. The Managing Member shall have the power on behalf of and in the name of the Company to carry out and implement any and all of the objects and purposes of the Company. The Managing Member shall not be liable to the Members for honest mistakes of judgment or any losses due to such mistakes or for the negligence of any employee, broker or other agent of the Company selected by the Managing Member with reasonable care.

9. Miscellaneous. Except in connection with a right expressly granted to the Managing Member under this Agreement, the terms and provisions of this Agreement may be modified or amended at any time and from time to time with the unanimous written consent of the Members. This Agreement shall be construed in accordance with the internal laws of the State of Colorado, without reference to that State’s conflicts of law principles. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the day and year first above written.

MEMBERS:

ACCELLENT LLC

By:	/s/ Craig Campbell
Name:	Craig Campbell
Title:	Vice President and Secretary